02041770

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2002

Innogy Holdings plc
(Translation of registrant's name into English)

Windmill Hill Business Park, Whitehill Way,
Swindon, Wiltshire SN5 6PB England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Innogy Holdings plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Known

5) Number of shares/amount of stock acquired

43,570,594

6) Percentage of issued class

3.90%

7) Number of shares/amount of stock disposed

N/A

8) Class of security

Ordinary Shares of 10p each

9) Date of transaction

25 March 2002

11) Date company informed

28 March 2002

12) Total holding following this notification

43,570,594

13) Total percentage holding of issued class following this notification

3.90%

14) Any additional information

N/a

15) Name of contact and telephone number for queries

Jason Keene – Innogy Company Secretariat – 01793 892784

16) Name and signature of authorised company official responsible for making this notification

Mike Bowden
Company Secretary

Date of notification 2 April 2002

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innogy Holdings plc

Date: 2 April 2002

By: **Mike Bowden**
Company Secretary